FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 28, 2020

Commission File Number         001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

1.	Taiwan Stock Exchange filing entitled, “TO DEREGISTER AMERICAN DEPOSITARY SHARES AND UNDERLYING ORDINARY SHARES WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION”, dated October 28, 2020.

TO DEREGISTER AMERICAN DEPOSITARY SHARES AND UNDERLYING ORDINARY SHARES WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

AU Optronics Corp. (“AUO” or the “Company”; OTC: AUOTY; TWSE: 2409) today announced that the Company will apply for the deregistration of its American depositary shares (“ADSs”) and underlying ordinary shares with the United States Securities and Exchange Commission (the “SEC”) and subsequently terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Board of Directors of AUO approved the deregistration of its ADSs and the underlying ordinary shares under the Exchange Act due to a number of considerations, including the significant administrative burden and costs of maintaining the registration of the ADSs with the SEC and complying with the periodic reporting and other related obligations of the Exchange Act.

AUO filed a Form 25 with the SEC on September 20, 2019 to delist its ADSs from the New York Stock Exchange (“NYSE”) and transferred to U.S. over-the-counter market on October 1, 2019. Since AUO has met the criteria for deregistration, AUO intends to file a Form 15F with the SEC on or about October 28, 2020 to deregister its ADSs and the underlying ordinary shares under the Exchange Act. Thereafter, all of AUO’s reporting obligations under the Exchange Act will be suspended unless the Form 15F is subsequently withdrawn or denied. Deregistration of our ADSs with the SEC and termination of AUO’s reporting obligations under the Exchange Act are expected to become effective 90 days after its filing of Form 15F with the SEC.

After deregistration, AUO will maintain its ADS program as a sponsored level I ADS program, which enables American investors and current holders of AUO ADSs to continue to hold and trade AUO ADSs in the US over-the-counter market.

Once the Form 15F is filed, AUO will publish the information required under Rule 12g3-2(b) of the Exchange Act on its website, www.auo.com. AUO will also continue to comply with its financial reporting and other obligations as a listed-issuer on the Taiwan Stock Exchange. As Taiwan securities laws and regulations have increasingly become more advanced, international investors can also refer to the Market Observation Post System (MOPS) for financial and regulatory information related to AUO.

AUO reserves its rights in all respects to delay or withdraw the aforementioned filings prior to their effectiveness and will issue any further announcement if required under applicable laws.

FAQs about ADSs delisting and deregistration: https://www.auo.com.tw/en-global/Stock_Services/index/Shareholder_and_Service

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date:	October 28, 2020	By:	/s/ Benjamin Tseng
			Name:	Benjamin Tseng
			Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
October 28, 2020
English Language Summary

Subject:	TO DEREGISTER AMERICAN DEPOSITARY SHARES AND UNDERLYING ORDINARY SHARES WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Regulation:	Published pursuant to Article 4-51 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: October 28, 2020

Contents:

AU Optronics Corp. (“AUO” or the “Company”; OTC: AUOTY; TWSE: 2409) today announced that the Company will apply for the deregistration of its American depositary shares (“ADSs”) and underlying ordinary shares with the United States Securities and Exchange Commission (the “SEC”) and subsequently terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Board of Directors of AUO approved the deregistration of its ADSs and the underlying ordinary shares under the Exchange Act due to a number of considerations, including the significant administrative burden and costs of maintaining the registration of the ADSs with the SEC and complying with the periodic reporting and other related obligations of the Exchange Act.

AUO filed a Form 25 with the SEC on September 20, 2019 to delist its ADSs from the New York Stock Exchange (“NYSE”) and transferred to U.S. over-the-counter market on October 1, 2019. Since AUO has met the criteria for deregistration, AUO intends to file a Form 15F with the SEC on or about October 28, 2020 to deregister its ADSs and the underlying ordinary shares under the Exchange Act. Thereafter, all of AUO’s reporting obligations under the Exchange Act will be suspended unless the Form 15F is subsequently withdrawn or denied. Deregistration of our ADSs with the SEC and termination of AUO’s reporting obligations under the Exchange Act are expected to become effective 90 days after its filing of Form 15F with the SEC.

After deregistration, AUO will maintain its ADS program as a sponsored level I ADS program, which enables American investors and current holders of AUO ADSs to continue to hold and trade AUO ADSs in the US over-the-counter market.

Once the Form 15F is filed, AUO will publish the information required under Rule 12g3-2(b) of the Exchange Act on its website, www.auo.com. AUO will also continue to comply with its financial reporting and other obligations as a listed-issuer on the Taiwan Stock Exchange. As Taiwan securities laws and regulations have increasingly become more advanced, international investors can also refer to the Market Observation Post System (MOPS) for financial and regulatory information related to AUO.

AUO reserves its rights in all respects to delay or withdraw the aforementioned filings prior to their effectiveness and will issue any further announcement if required under applicable laws.

FAQs about ADSs delisting and deregistration: https://www.auo.com.tw/en-global/Stock_Services/index/Shareholder_and_Service